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S 18006219

SEC Mail Processing Section

MAR 01 2018

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VCA Securities, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2727 N Harwood STE 225
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231-6464
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jeffrey G. Rupp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of VCA Securities, LP, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRIS HUMPHREY
Notary ID # 126211589
My Commission Expires
August 9, 2019

NOTARY PUBLIC
STATE OF TEXAS

Signature

President, 575 Partners LLC
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- ☒ (g) Computation of Net Capital.
- ☒ (i) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Registered Public Accounting Form on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VCA SECURITIES, LP

Contents

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Partners
VCA Securities, LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of VCA Securities, LP (the Partnership) as of December 31, 2017, the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 7 to the financial statements, the Partnership plans to cease operations and will withdraw its registration as a broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. These actions raise substantial doubt about the Partnership's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The information in Schedule I is the responsibility of the Partnership's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 26, 2018

We have served as the Partnership's auditor since 2016.

VCA SECURITIES, LP
Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$ 101,319
Receivable from broker-dealer and clearing organizations	492,380
Prepaid and other assets	13,227
Total Assets	$ 606,926

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accounts payable and accrued liabilities	$ 297,343
Payable to affiliates	192,090
Total Liabilities	489,433
Partners' Capital	117,493
Total Liabilities and Partners' Capital	$ 606,926

The accompanying notes are an integral part of these financial statements

VCA SECURITIES, LP
Statement of Income
For the Year Ended December 31, 2017

Revenues:	
Commissions	$ 487,822
Other revenue	662,242
	1,150,064
Expenses:	
Operating expense	879,035
Clearance fees	412,020
Registration fees	17,747
Professional fees and other	89,013
	1,397,815
Net Loss	$ (247,751)

The accompanying notes are an integral part of these financial statements

VCA SECURITIES, LP
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2017

Balance at December 31, 2016	$ 365,244
Net loss	(247,751)
Balance at December 31, 2017	$ 117,493

The accompanying notes are an integral part of these financial statements

VCA SECURITIES, LP
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities:	
Net loss	$ (247,751)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in receivable from broker-dealer and clearing organizations	(63,647)
Decrease in other receivables	205,569
Decrease in prepaid and other assets	19,911
Increase in accounts payable and accrued expenses	148,711
Increase in payable to affiliates	2,235
Net cash provided (used) by operating activities	65,028
Cash flows from investing activities:	
Net cash provided (used) by investing activities	--
Cash flows from financing activities:	
Net cash provided (used) by financing activities	--
Net increase (decrease) in cash	65,028
Beginning cash	36,291
Ending cash	$ 101,319
Supplemental Disclosures	
Cash paid for:	
Interest	$ 9,407

The accompanying notes are an integral part of these financial statements

VCA SECURITIES, LP
Notes to Financial Statements
December 31, 2017

Note 1 - Description of Business and Summary of Significant Accounting Policies

VCA Securities, LP (the "Partnership") was formed under the laws of the State of Texas in January 2004. The Partnership is managed by 575 Partners, LLC (the "General Partner"). The Partnership received approval to operate and conduct business as a broker-dealer on July 26, 2004. The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under SEC Rule 15c3-3(k)(2)(ii) and a member of the Financial Industry Regulatory Authority ("FINRA").

The Partnership's primary operation is to provide comprehensive brokerage and investment banking services to its client base including soliciting and effecting transactions in equities, fixed income, mutual funds, options, municipals, and various other investment products. The Partnership conducts trading for its own account on a "riskless principal" basis.

Revenue and Expense Recognition from Securities Transactions

Commission revenue as well as related clearance fees are recorded on a trade date basis as securities transactions occur. Principal transactions and the related revenues are recorded on the trade date basis.

Receivables from Broker-Dealers

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on theses receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectable are written off against the allowance.

Income Taxes

The Partnership does not record a provision for federal income taxes because the partners report their share of the Partnership's income or loss on their federal income tax returns. The financial statements reflect the Partnership's transactions without adjustments, if any, required for federal income tax purposes.

The Company applies Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any uncertain tax positions. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Note 1 - Description of Business and Summary of Significant Accounting Policies continued

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2017, the Partnership had net capital of approximately $104,269 and net capital requirements of $50,000. The Partnership's ratio of aggregate indebtedness to net capital was 4.69 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to partners can be made under a capital distribution policy approved by the General Partner. Periodic distributions are made to enable partners to pay federal income taxes on Partnership profits, among other purposes.

Note 3 - Income Taxes

The Partnership files income tax returns in the U.S. federal jurisdiction and files its Texas Franchise Tax return as part of a combined group. The Partnership's federal income tax returns generally remain subject to examination by the Internal Revenue Service for three years from the date the return is due, including extensions. The Partnership's Texas Franchise Tax returns generally remain subject to examination by the Texas Comptroller of Public Accounts for four years from the date the tax becomes due and payable.

Note 4 - Off-Balance Sheet Risk

Pursuant to its clearance agreement, the Partnership introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Partnership has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Partnership. In accordance with industry practice and regulatory requirements, the Partnership and the clearing broker monitor collateral on the customers' accounts.

Note 4 - Off-Balance Sheet Risk continued

At December 31, 2017, management of the Partnership had not been notified by the clearing broker, nor were they otherwise aware, of any potential losses relating to this indemnification. In addition, the receivable from broker-dealer and clearing organizations are pursuant to clearance agreements and includes a clearing deposit of $250,000 from Pershing LLC.

Note 5 - Concentrations of Credit Risk

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

The Partnership maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to the federally insured limits and cash balances may exceed these limits.

Note 6 - Related Party Transactions

Pursuant to an expense sharing agreement dated May 17, 2004, between the Partnership and View Capital Advisors, LLC, ("Affiliate"), the Partnership is charged a pro-rata share of various operating expenses, including but not limited to payroll and benefits, rent, utilities and the use of furniture and equipment. For the year ended December 31, 2017, the Partnership had recorded approximately $783,800 of operating expenses related to these charges.

The Partnership and its Affiliate are under common control and the existence of that control may create operating results and a financial position different than if the companies were autonomous.

Note 7 - Management Plans

In September 2017, the General Partner notified the Partnership's Limited Partners that it was in the best interest of the majority owner of the Partnership (View Capital Advisors, LLC) to exit the Broker-Dealer line of business. The Partnership is in the process of winding down its operations and withdrawing its registration with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Partnership expects to complete these actions before the end of 2018.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2017

Schedule I

VCA SECURITIES, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital	$ 117,493
Add: Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	117,493
Deductions and/or charges:	
Non-allowable assets:	
Prepaid and other assets	(13,227)
Net capital before haircuts on securities positions	104,266
Haircuts on securities and foreign currencies (computed where applicable, pursuant to Rule 15a3-1(a)(2)	-
Net capital	$ 104,266

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued liabilities	$ 297,343
Payable to affiliates	192,090
Total aggregate indebtedness	$ 489,433

Schedule I (continued)

VCA SECURITIES, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 32,630
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Minimum net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of minimum required	$ 54,266
Net Capital less greater of 10% of total aggregate indebtness or 120% of minimum dollar net capital requirement	$ 44,266
Ratio: Aggregate indebtedness to net capital	4.69 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Partnership's computation:

Net capital per Partnership's (unaudited) FOCUS IIA Report	$ 320,020
Adjustments: Minimum Fee Adjustment	(215,754)
Net capital per audited report	$ 104,266

Review Report of Independent Registered Public Accounting Firm
On Management's Exemption Report

For the Year Ended
December 31, 2017

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Partners
VCA Securities, LP

We have reviewed management's statements, included in the accompanying VCA Securities, LP's Exemption Report, in which (1) VCA Securities, LP identified the following provisions of 17 C.F.R. §15c3-3(k) under which VCA Securities, LP claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the exemption provisions) and (2) VCA Securities, LP stated that VCA Securities, LP met the identified exemption provisions throughout the most recent fiscal year without exception. VCA Securities, LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about VCA Securities, LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 26, 2018

VCA Securities, LP's Exemption Report

VCA Securities, LP (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)* (2) (ii).

(2) The Partnership met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) in that all customer transactions are cleared through Pershing LLC on a fully disclosed basis for the most recent fiscal year without exception.

VCA Securities, LP

I, Jeffrey G. Rupp, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature

President, 575 Partners, LLC
Title

February 26, 2018

VCA SECURITIES, LP

Report Pursuant to Rule 17a-5(d)

For the Year Ended
December 31, 2017